UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40527

DIGIHOST TECHNOLOGY INC.
(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On May 14, 2024, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + condensed interim consolidated financial statements for the three months ended March 31, 2024 and 2023, management’s discussion and analysis for the three months ended March 31, 2024 and certifications of each of its CEO and CFO, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively. Exhibits 99.1 and 99.2 to this Form 6-K are each hereby incorporated by reference into the Registration Statement on Form S-8 of Digihost Technology Inc. (File No 333-276647).

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2024 and 2023
99.2	Management’s Discussion and Analysis for the three months ended March 31, 2024
99.3	CEO Certification of Interim Filings - Interim Certificate dated May 14, 2024
99.4	CFO Certification of Interim Filings - Interim Certificate dated May 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIHOST TECHNOLOGY INC.

	By:	/s/ Michel Amar
		Name:	Michel Amar
		Title:	Chief Executive Officer

Date: May 14, 2024

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